UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THE TALBOTS, INC.

(Name of Subject Company (Issuer))

TLB MERGER SUB INC.

TLB HOLDINGS LLC

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Stefan L. Kaluzny

TLB Merger Sub Inc.

c/o Sycamore Partners Management, L.L.C.

9 West 57th Street, 31st Floor

New York, NY 10019

Tel: (212) 796-8500

Fax: (212) 796-8501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James P. Faley, Jr.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5792

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$193,252,204.75	$22,147

*      Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 70,273,529 shares of common stock, par value $0.01 per share, at $2.75 per share.

**   Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$22,147	Filing Party:	TLB Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 15, 2012

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by TLB Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of TLB Holdings LLC, a Delaware limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Common Stock”), and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”), of The Talbots, Inc., a Delaware corporation (“Talbots”), at a price of $2.75 per share net to the seller in cash, without interest, and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 15, 2012 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 2 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11. Additional Information.

Regulation M-A Item 1011

(a)   Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended to replace the first sentence of the second-to-last paragraph of the sub-section captioned “Litigation” under Section 16 “Certain Legal Matters: Regulatory Approvals” of the Offer to Purchase with the following:

“On June 15, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Benjamin Wong v. Gary M. Pfeiffer, et al., C.A. No. 7629-CS.”

Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph before the last paragraph of the sub-section captioned “Litigation” under Section 16 “Certain Legal Matters: Regulatory Approvals” of the Offer to Purchase.

“On June 22, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Craig Wilson v. Trudy F. Sullivan, et al., C.A. No. 7647-. The complaint names as defendants Talbots, the Individual Defendants, Sycamore Partners, Parent and Purchaser.  The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Sycamore Partners, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties.  The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of Talbots’ public stockholders were properly protected and failed to take steps to maximize the value of Talbots to its public stockholders.  The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.”

Item 11(a) of the Schedule TO is hereby amended by adding the following paragraph before the last paragraph of the sub-section captioned “Antitrust Compliance — United States Antitrust Compliance” under Section 16  “Certain Legal Matters: Regulatory Approvals” of the Offer to Purchase with the following:

“On June 18, 2012, the FTC notified Parent and Talbots that early termination of the waiting period applicable to the purchase of the Shares under the HSR Act has been granted.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Regulation M-A Item 1016

Exhibit No.	Description

(a)(5)(x)	Class Action Complaint dated June 22, 2012 (Craig Wilson v. Trudy F. Sullivan, et al.).

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2012

TLB HOLDINGS LLC

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

TLB MERGER SUB INC.

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 15, 2012.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2011.*
(a)(5)(i)	Press Release issued by Talbots on May 31, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on May 31, 2012).*
(a)(5)(ii)	Press Release issued by Talbots on June 13, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on June 13, 2012).*
(a)(5)(iii)	Class Action Complaint dated June 4, 2012 (Fred W. Schwartz v. The Talbots, Inc., et al.).*
(a)(5)(iv)	Class Action Complaint dated June 5, 2012 (David Wilkin v. The Talbots, Inc. et al.).*
(a)(5)(v)	Class Action Complaint dated June 6, 2012 (Christopher R. Walsh v. The Talbots, Inc. et al.).*
(a)(5)(vi)	Amended Class Action Complaint dated June 7, 2012 (Charles Leach v. Gary M. Pfeiffer, et al.).*
(a)(5)(vii)	Class Action Complaint dated June 8, 2012 (Edward Slapansky v. Trudy F. Sullivan, et al.).*
(a)(5)(viii)	Class Action Complaint dated June 13, 2012 (Early McWhorter v. The Talbots, Inc., et al.).*
(a)(5)(ix)	Class Action Complaint dated June 15, 2012 (Benjamin Wong v. Gary M. Pfeiffer, et al.).*
(a)(5)(x)	Class Action Complaint dated June 22, 2012 (Craig Wilson v. Trudy F. Sullivan, et al.).
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of May 30, 2012, by and among Parent, Purchaser and Talbots.*
(d)(2)	Confidentiality Agreement, dated as of January 27, 2012, by and between Sycamore Partners Management, L.L.C. and Talbots.*
(d)(3)	Exclusivity Agreement, dated as of May 5, 2012, between Sycamore Partners Management, L.L.C. and Talbots, as amended on May 15, 2012 and May 22, 2012.*
(d)(4)	Equity Commitment Letter, dated as of May 30, 2012, from Sycamore Partners, L.P. and Sycamore Partners A, L.P. to Parent.*
(d)(5)	Limited Guarantee, dated as of May 30, 2012, delivered by Sycamore Partners, L.P. and Sycamore Partners A, L.P. in favor of Talbots.*
(d)(6)	Debt Commitment Letter, dated as of May 30, 2012, from General Electric Capital Corporation to Purchaser.*
(d)(7)

Debt Commitment Letter, dated as of May 30, 2012, from Wells Fargo Bank National Association, Tennenbaum Opportunities Fund VI, LLC, 1903 Onshore Funding, LLC, 1903 Offshore Loans SPV Limited and Stone Tower Credit Solutions Master Fund Ltd. to Purchaser.*

(d)(8)	Waiver to Agreement and Plan of Merger, dated June 12, 2012, between Parent, Purchaser and Talbots.*
(g)	None.
(h)	None.

*Previously filed.

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